UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

NEW ENGLAND REALTY ASSOCIATES LIMITED PARTNERSHIP

(Name of Issuer)

Depositary Receipts Each Representing One-Tenth of A Series A Unit of Limited Partnership

(Title of Class of Securities)

644206104

(CUSIP Number)

Carl A. Valeri

c/o The Hamilton Company

39 Brighton Avenue

Allston, MA 02134

(617)  783-0568

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 644206104

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Carl Valeri

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 61,742*

	8	Shared Voting Power —

	9	Sole Dispositive Power 61,742*

	10	Shared Dispositive Power —

11	Aggregate Amount Beneficially Owned by Each Reporting Person 61,742*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 5.7%

14	Type of Reporting Person IN

* Includes 260 Depositary Receipts beneficially owned by the reporting person’s spouse and 5,598 Depositary Receipts beneficially owned by the reporting person’s minor children.

Item 1.	Security and Issuer.

This statement relates to the Depositary Receipts of New England Realty Associates Limited Partnership, a Massachusetts limited partnership (the “Partnership”). The address of the Partnership’s principal executive office is 39 Brighton Avenue, Allston, Massachusetts 02134.

Item 2.	Identity and Background.

(a)                                Carl Valeri

(b)                               c/o The Hamilton Company

39 Brighton Avenue

Allston, MA 02134

(c)                                Mr. Valeri is the President of The Hamilton Company, which manages and administers the Partnership’s properties.

(d)                               During the past five years, Mr. Valeri has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)                                During the past five years, Mr. Valeri has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                  Mr. Valeri is a United States citizen.

Item 3.	Source and Amount of Funds and Other Consideration.

Mr. Valeri acquired the Depositary Receipts from time to time in open market transactions at prevailing prices beginning in June, 1994.  The Depositary Receipts beneficially owned by Mr. Valeri include 260 Depositary Receipts beneficially owned by his spouse and 5,598 Depositary Receipts beneficially owned by his minor children.  Mr. Valeri used his own assets to purchase such Depositary Receipts.

Item 4.	Purpose of Transaction.
Mr. Valeri has acquired the Depositary Receipts for his own account, or that of his spouse and children, for investment purposes.

Item 5.	Interest in Securities of the Company.

(a)  The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Mr. Valeri may be found in rows 11 and 13 of the Cover Page, which hereby is incorporated by reference.

(b)  The powers that Mr. Valeri identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page, which hereby is incorporated by reference.

(c)  None.

(d)  None.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
There are no other contracts, arrangements, understandings or relationships with respect to the securities of the Partnership.

Item 7.	Materials to be Filed as Exhibits.
None.

[The remainder of this page is left blank intentionally.]

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

April 10, 2009
Date:
/s/ Carl A. Valeri

Carl A. Valeri